UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        AMERICAN INDEPENDENCE CORPORATION
                          (f/k/a Softnet Systems, Inc.)
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    026760405
                                    ---------
                                 (CUSIP Number)

                                December 19, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages

                                  SCHEDULE 13G
CUSIP No.  026760405                                          Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                            5             Sole Voting Power
Number of                                          85,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         85,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    85,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.00%

12       Type of Reporting Person (See Instructions)

                                    PN; IV

                                  SCHEDULE 13G
CUSIP No.  026760405                                          Page 3 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAl MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                            5             Sole Voting Power
Number of                                          100,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         100,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    100,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.19%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G
CUSIP No.  026760405                                          Page 4 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                            5             Sole Voting Power
Number of                                          100,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         100,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    100,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.19%

12       Type of Reporting Person (See Instructions)

                                    CO; IA

                                  SCHEDULE 13G
CUSIP No.  026760405                                          Page 5 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          100,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         100,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    100,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.19%

12       Type of Reporting Person (See Instructions)

                                    IN; IA

                                  SCHEDULE 13G
CUSIP No.  026760405                                          Page 6 of 11 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          100,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         100,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    100,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.19%

12       Type of Reporting Person (See Instructions)

                                    IN; IA

                                                             Page 7 of 11 Pages

Item 1(a)        Name of Issuer:

                 American Independence Corporation (f/k/a Softnet Systems, Inc.) (the "Issuer")

Item 1(b)        Address of the Issuer's Principal Executive Offices:

                 485 Madison Avenue, New York, N.Y. 10022

Item 2(a)        Name of Person Filing:

                 The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                 i)  White  Rock  Capital   Partners,   L.P.,  a  Texas  limited
partnership ("White Rock Partners");

                 ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management");

                 iii) White Rock Capital (TX) Inc., a Texas corporation ("White Rock, Inc.");

                 iv) Thomas U. Barton; and

                 v) Joseph U. Barton.

                 This statement relates to Shares (as defined herein) that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This statement also relates to Shares held for the accounts of White Rock Partners, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the sole shareholders of White Rock, Inc.

Item 2(b)        Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)        Citizenship:

                 1) White Rock Partners is a Texas limited partnership;

                 2) White Rock Management is a Texas limited partnership;

                 3) White Rock, Inc. is a Texas corporation;

                 4) Thomas U. Barton is a United States citizen; and

                 5) Joseph U. Barton is a United States citizen.

                                                              Page 8 of 11 Pages

Item 2(d)        Title of Class of Securities:

                 Common stock, par value $0.01 per share (the "Shares").

Item 2(e)        CUSIP Number:

                 026760405

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 This Item 3 is not applicable.

Item 4.          Ownership:

Item 4(a)        Amount Beneficially Owned:

                 As of December 19, 2003, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

                 (i) White Rock Partners may be deemed to be the beneficial owner of 85,000 Shares held for its account.

                 (ii) Each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed the beneficial owner of 100,000 Shares. This number consists of (1) 15,000 Shares held for the accounts of the White Rock Clients and (2) 85,000 Shares held for the account of White Rock Partners.

Item 4(b)        Percent of Class:

                 (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 8,417,195 as of November 13, 2003).

                 (ii) The number of Shares of which each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 1.19% of the total number of Shares outstanding.

Item 4(c)        Number of shares as to which such person has:

White Rock Partners
(i)   Sole power to vote or direct the vote:                              85,000
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of               85,000
(iv)  Shared power to dispose or to direct the disposition of                  0

                                                              Page 9 of 11 Pages

White Rock Management
(i)   Sole power to vote or direct the vote:                             100,000
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of              100,000
(iv)  Shared power to dispose or to direct the disposition of                  0

White Rock, Inc.
(i)   Sole power to vote or direct the vote:                             100,000
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of              100,000
(iv)  Shared power to dispose or to direct the disposition of                  0

Mr. Thomas U. Barton
(i)   Sole power to vote or direct the vote:                             100,000
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of              100,000
(iv)  Shared power to dispose or to direct the disposition of                  0

Mr. Joseph U. Barton
(i)   Sole power to vote or direct the vote:                             100,000
(ii)  Shared power to vote or to direct the vote                               0
(iii) Sole power to dispose or to direct the disposition of              100,000
(iv)  Shared power to dispose or to direct the disposition of                  0


Item 5.          Ownership of Five Percent or Less of a Class:

                 If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.          Ownership  of  More  than  Five  Percent  on  Behalf of Another
                 Person:

                 (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                 (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                                                             Page 10 of 11 Pages

                 White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                 This Item 7 is not applicable.

Item 8.          Identification and Classification of Members of the Group:

                 This Item 8 is not applicable.

Item 9.          Notice of Dissolution of Group:

                 This Item 9 is not applicable.

Item 10.         Certification:

                 By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 11 Pages
                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2003           WHITE ROCK CAPITAL PARTNERS, L.P.

                                  By: White Rock Capital Management, L.P.
                                      Its General Partner

                                  By: White Rock Capital (TX), Inc.
                                      Its General Partner


                                  By: /s/ Paula Storey
                                      ----------------------------------
                                      Paula Storey
                                      Attorney-in-Fact

Date: December 23, 2003           WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                  By: White Rock Capital (TX), Inc.
                                      Its General Partner


                                  By: /s/ Paula Storey
                                      -----------------------------------
                                      Paula Storey
                                      Attorney-in-Fact

Date: December 23, 2003           WHITE ROCK CAPITAL (TX), INC.


                                  By: /s/ Paula Storey
                                      ------------------------------------
                                      Paula Storey
                                      Attorney-in-Fact

Date: December 23, 2003           THOMAS U. BARTON


                                  By: /s/ Paula Storey
                                      ------------------------------------
                                      Paula Storey
                                      Attorney-in-Fact

Date: December 23, 2003           JOSEPH U. BARTON


                                  By: /s/ Paula Storey
                                      -------------------------------------
                                      Paula Storey
                                      Attorney-in-Fact